St. Louis

The HIT is helping St. Louis meet a range of housing needs with investments in 30 projects.

News HIT Celebrates St. Louis Union Workers HIT Impacts in St. Louis HIT Invests $46 Million in two St. Louis Area Multifamily Projects

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*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.